Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “The Company”)

PRESS RELEASE

Dudu Mizrahi Appointed CEO of Bezeq

Mizrahi currently serves as Deputy CEO of Tnuva, and two years ago was Deputy CEO and CFO of the Bezeq Group

Tel Aviv, Israel – June 17, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced that Bezeq’s Board of Directors has approved the appointment of Dudu Mizrahi as CEO of Bezeq. Mizrahi, who currently serves as Deputy CEO of Tnuva, will take up his position on September 1, 2018, and will replace the Company’s CEO, Stella Handler, who will be leaving at the end of the month, after 5 years in the position.

Until two years ago, Mizrahi served as Deputy CEO and Chief Financial Officer of the Bezeq Group for four years. Prior to that, he acted as VP Economics & Budgeting of Bezeq, and in all worked for 20 years at Bezeq.

Following the appointment Mizrahi stated, “I am very happy to return to Bezeq, where I spent two decades of intense activity. From my in-depth acquaintance with Bezeq, I have no doubt that the source of its strength and power lies in its employees, the most committed and professional in the field. I would like to thank the Company’s Board of Directors for the confidence it has placed in me. I am convinced that together we will take Bezeq to new heights, for the benefit of its customers, shareholders and employees, through a deep commitment to advance telecommunications infrastructure in Israel.”

The Chairman of Bezeq, Shlomo Rodav, stated, “No one is more suitable than Dudu, who knows Bezeq through and through, to lead the Company in the face of the competitive and technological changes that are occurring in the telecommunications market, and to ensure its continued success. I wish to thank Stella who has managed Bezeq with deep commitment to the Company’s success.”